[redacted]

09057412

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8- 45164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RIEDL FIRST SECURITIES COMPANY OF KANSAS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1841 NORTH ROCK ROAD COURT, SUITE 400
(No. and Street)

WICHITA	KS	67206-4213
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GERALD D. RIEDL (316) 265-9341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUTSCHENRITTER & JOHNSON, L.L.C.
(Name – *if individual, state last, first, middle name*)

345 RIVERVIEW, SUITE 610	WICHITA	KS	67203-4265
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk

AB
3/20

OATH OR AFFIRMATION

I, GERALD D. RIEDL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIEDL FIRST SECURITIES COMPANY OF KANSAS, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

JANIS L. JANSEN
8/15/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUTSCHENRITTER & JOHNSON, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Riedl First Securities Company of Kansas
Wichita, Kansas

We have audited the accompanying statements of financial condition of Riedl First Securities Company of Kansas (a Kansas Corporation) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riedl First Securities Company of Kansas as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gutschenritter & Johnson, L.L.C.

February 23, 2009

345 RIVERVIEW, SUITE 610 WICHITA, KANSAS 67203-4265
(316) 267-9211 FAX: (316) 267-9215 EMAIL: admin@gjcpas.com

FINANCIAL STATEMENTS

RIEDL FIRST SECURITIES COMPANY OF KANSAS
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 11,947	$ 22,062
Deposit with clearing organization	371,211	269,294
Receivables:		
Shareholder	–	70,900
Commissions and interest, clearing organization	55,995	98,230
Securities owned, trading accounts, at market:		
Municipal bonds	209,035	681,300
U.S. government bonds	510,052	306,231
Corporate bonds	–	6,098
TOTAL CURRENT ASSETS	1,158,240	1,454,115
PROPERTY AND EQUIPMENT		
Equipment, furniture and fixtures	67,305	62,543
Leasehold improvements	59,930	59,930
	127,235	122,473
Less accumulated depreciation	69,394	64,272
	57,841	58,201
	$ 1,216,081	$ 1,512,316

	2008	2007
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Due to clearing organization	$ 717,834	$ 997,272
Accounts payable	5,372	3,854
Accrued payroll and commissions	23,912	70,550
Other accrued expenses	1,049	581
TOTAL CURRENT LIABILITIES	748,167	1,072,257
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 1,000,000 shares authorized and 87,000 shares issued and outstanding	87,000	87,000
Additional paid-in capital	43,621	43,621
Retained earnings	337,293	309,438
	467,914	440,059
	$ 1,216,081	$ 1,512,316

See accompanying notes.

RIEDL FIRST SECURITIES COMPANY OF KANSAS
STATEMENTS OF INCOME
For The Years Ended December 31, 2008 and 2007

	2008	2007
REVENUES		
Commissions	$ 1,258,979	$ 1,087,833
Trading gain	79,569	39,452
Interest and dividends	93,493	62,509
	1,432,041	1,189,794
EXPENSES		
Advertising	8,423	8,550
Bank charges	200	220
Bond costs	–	10,430
Clearing charges	226,448	238,681
Computer services	2,134	87
Continuing education	133	–
Contract labor	–	244
Charitable donations	350	275
Depreciation	6,493	7,139
Dues and subscriptions	1,181	445
Employee benefits	1,063	574
Insurance	42,917	40,920
Janitorial	4,698	4,582
Meals and entertainment	3,484	–
Professional fees	9,889	15,345
License and fees	41,210	47,851
Office expense	12,809	11,545
Security	398	365
Postage	8,989	8,749
Placement fees	3,394	–
Printing	8,868	6,006
Promotion	5,455	8,927
Salaries and wages	286,338	233,669
Officers salary	330,000	460,800
Rent	51,199	51,203
Repairs	2,705	3,078
Taxes	34,507	30,912
Travel	8,543	1,416
Telephone	9,644	9,814
Utilities	3,814	3,456
	1,115,286	1,205,283
NET INCOME (LOSS)	$ 316,755	$ (15,489)

See accompanying notes.

RIEDL FIRST SECURITIES COMPANY OF KANSAS
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2006	$ 87,000	$ 43,621	$ 324,927	$ 455,548
Net loss	–	–	(15,489)	(15,489)
Balance at December 31, 2007	87,000	43,621	309,438	440,059
Dividends paid	–	–	(288,900)	(288,900)
Net income	–	–	316,755	316,755
Balance at December 31, 2008	$ 87,000	$ 43,621	$ 337,293	$ 467,914

See accompanying notes.

RIEDL FIRST SECURITIES COMPANY OF KANSAS
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 316,755	$ (15,489)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	6,493	7,139
(Increase) decrease in:		
Deposit with clearing organization	(101,917)	18,000
Receivables	113,135	(56,973)
Bid deposits	–	10,430
Securities owned, trading accounts	274,542	(749,902)
Increase (decrease) in:		
Accounts payable	1,518	259
Accrued payroll and commissions	(46,638)	50,044
Due to clearing organization	(279,438)	750,140
Other accrued expenses	468	(224)
NET CASH PROVIDED BY OPERATING ACTIVITIES	284,918	13,424
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of equipment	(6,133)	(2,210)
CASH FLOWS USED FOR FINANCING ACTIVITIES		
Dividends paid	(288,900)	–
NET INCREASE (DECREASE) IN CASH	(10,115)	11,214
CASH AT BEGINNING OF YEAR	22,062	10,848
CASH AT END OF YEAR	$ 11,947	$ 22,062

See accompanying notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Riedl First Securities Company of Kansas (the Company) is a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

In accordance with regulations under The Securities Exchange Act of 1934, the Company is registered with the Securities and Exchange Commission (SEC).

The Company is registered with and is a member of the Financial Industry Regulatory Authority (FINRA). This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is a member of the Securities Investor Protection Corporation (SIPC), a non-profit membership corporation that protects customers of broker-dealers registered with the SEC.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Expense

The Company expenses all advertising costs as they are incurred. Total advertising costs for the years ended December 31, 2008 and 2007 were $8,423 and $8,550, respectively.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets as follows:

Equipment, furniture, and fixtures	3-7 years
Leasehold improvements	39 years

NOTE B - LEASES

The Company leases its office facility under an operating lease. The lease term is for five years with a renewal option.

Minimum future lease payments as of December 31, 2008 were as follows:

2009	$44,375

NOTE C - RELATED PARTY TRANSACTIONS

The Company had an unsecured note receivable from the shareholder, due on demand, that was paid in full during 2008. The balance of the note receivable at December 31, 2007 was $70,900.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is $100,000. At December 31, 2008 and 2007, the Company had net capital of $365,790 and $246,275, respectively. The Company's aggregate indebtedness to net capital ratio was .0829 to 1 and .3045 to 1 at December 31, 2008 and 2007, respectively.

NOTE E - DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a $50,000 deposit with its clearing organization. The amount on deposit at December 31, 2008 and 2007 was $371,211 and $269,294, respectively.

NOTE F - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no borrowings under subordination agreements at December 31, 2008 and 2007.

NOTE G - INCOME TAXES

At December 31, 2008, the Company had a deferred tax asset of $71,585 for net operating loss carryforwards that may be used to offset future income. Due to the uncertainty of the tax benefits being realized, the Company has recorded a valuation allowance against the deferred tax asset. Therefore, no deferred tax asset is recognized at December 31, 2008 and 2007. The decrease in the valuation allowance from December 31, 2007 to December 31, 2008 was $58,905.

NOTE H - OFF-BALANCE SHEET RISK

The Company's commission revenue results from customer transactions introduced solely through its clearing organization. The clearing organization assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing organization.

SUPPLEMENTARY INFORMATION

RIEDL FIRST SECURITIES COMPANY OF KANSAS
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2008

AGGREGATE INDEBTEDNESS	
Accounts payable	$ 5,372
Accrued payroll and commissions	23,912
Other accrued expenses	1,049
TOTAL AGGREGATE INDEBTEDNESS	$ 30,333
NET CAPITAL	
Credit terms	
Common stock	$ 87,000
Additional paid-in capital	43,621
Retained earnings	337,293
TOTAL CREDIT TERMS	467,914
Deductions and charges	
Property and equipment, at cost, less accumulated depreciation	57,841
Haircuts on securities owned	44,283
TOTAL DEDUCTIONS AND CHARGES	102,124
NET CAPITAL	$ 365,790
CAPITAL REQUIREMENTS	
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for nonclearing firm ($100,000)	$ 100,000
Net capital in excess of requirements	265,790
	$ 365,790
Ratio of aggregate indebtedness to net capital	.0829 to 1

RIEDL FIRST SECURITIES COMPANY OF KANSAS
SCHEDULE II - RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5
As of December 31, 2008

AGGREGATE INDEBTEDNESS	
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 and on Schedule I as of December 31, 2008	$ 30,333
COMPUTATION OF NET CAPITAL	
Net capital as reported by registrant on Part IIA of Form X-17A-5 and on Schedule I as of December 31, 2008	$ 365,790

GUTSCHENRITTER & JOHNSON, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Board of Directors
Riedl First Securities Company of Kansas
Wichita, Kansas

In planning and performing our audit of the financial statements of Riedl First Securities Company of Kansas (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

345 RIVERVIEW, SUITE 610 WICHITA, KANSAS 67203-4265
(316) 267-9211 FAX: (316) 267-9215 EMAIL: admin@gjcpas.com

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gutschenritter & Johnson, L.L.C.

February 23, 2009